Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163511

January 19, 2011

ProShares
The Alternative ETF Company.

Product Profile

The Nation's Only Volatility ETFs

VIXY and VIXM: Exposure to VIX® Futures Indexes Now in an ETF

ProShares VIX Short-Term Futures ETF

Trading Symbol	Intraday Symbol	Benchmark Index	Fund Objective	Expense Ratio[1]	Bloomberg Symbol for Benchmark
VIXY	VIXY.IV	The S&P 500® VIX® Short-Term Futures Index measures the movements of a combination of VIX futures and is designed to track changes in the expectation for VIX one month in the future. The index maintains a constant average weighted settlement date of one month by rolling a portion of the position in the first month VIX futures contract into the second month VIX futures contract on a daily basis.	The fund seeks to match the performance of the benchmark index before fees and expenses.	85 basis points	SPVXSPID

ProShares VIX Mid-Term Futures ETF

Trading Symbol	Intraday Symbol	Benchmark Index	Fund Objective	Expense Ratio[1]	Bloomberg Symbol for Benchmark
VIXM	VIXM.IV	The S&P 500® VIX® Mid-Term Futures Index measures the movements of a combination of VIX futures and is designed to track changes in the expectation for VIX five months in the future. The index maintains a constant average weighted settlement date of five months in the future by rolling a portion of the position in the fourth month VIX futures contract into the seventh month VIX futures contract on a daily basis.	The fund seeks to match the performance of the benchmark index before fees and expenses.	85 basis points	SPVXMPID

Why Consider VIXY & VIXM?

- **To act on a volatility view**—For the first time, investors can access volatility exposure with ETFs, rather than an exchange traded note (ETN) that bears the credit risk of the note's issuer.[2]
- **As potential hedges**—Since their inception in January 2009, the VIX futures indexes have been negatively correlated to the S&P 500.[3]

[1] Futures brokerage commissions are currently paid by the sponsor.
[2] Unlike Exchange Traded Funds ("ETFs"), Exchange Traded Notes ("ETNs") are structured debt instruments that bear the credit risk of the issuer. ETNs have a stated maturity date when the issuer will be obligated to pay maturity value to the ETN holders. As such, the market price of an ETN is more sensitive to the financial condition or creditworthiness of the ETN's issuer.
[3] Based on results from January 2009—December 2010. It is not expected that the indexes or the funds will generally rise over time.

About the VIX and VIX Futures Indexes

The CBOE Volatility Index® (VIX) is a widely followed measure of the expected volatility of the S&P 500. Since the VIX is not directly investable, S&P 500 volatility exposure is often achieved through VIX futures. Like the VIX, the VIX futures indexes historically have been negatively correlated to the S&P 500.

Since the VIX Futures Indexes measure the movements of a combination of VIX futures, they perform differently than the VIX. From the indexes' inception on January 22, 2009, through the end of 2010, the short-term futures index's beta to the VIX was 0.47 and the mid-term futures index's was 0.22.[4]

Because ProShares volatility ETFs seek to match VIX futures indexes, they also can be expected to perform differently than the VIX.

VIX Futures Indexes Have Historically Been Negatively Correlated with the S&P 500

Correlation to S&P 500

Year	S&P 500 VIX Short-Term Futures Index	S&P 500 VIX Mid-Term Futures Index
2010	-0.88	-0.86
2009	-0.85	-0.79

Source: Bloomberg. Based on daily price return for S&P 500 and daily total return for VIX Futures Indexes. The indexes' inception date was 1/22/2009. Past performance does not guarantee future results.

VIXY and VIXM:
Volatility exposure now in an ETF

For more information, please call 866.PRO.5125 or visit proshares.com.

[4]Beta is a measure of an investment's price variability, relative to another investment or index.

These ETFs are not regulated under the Investment Company Act of 1940 and are not afforded its protections. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its investment objective. These ETFs invest in futures. VIX futures are among the most volatile futures contracts. A fund's exposure to its index may subject that fund to greater volatility than investments in traditional securities, which may adversely affect an investor's investment in that fund. Unlike conventional stock-based indexes, it is not expected that the indexes will generally rise over time; therefore, investors should not expect the funds to appreciate in value over extended periods of time. Due to defined time periods and other features, VIX futures indexes and VIXY and VIXM can be expected to perform differently than the VIX. **These ETFs are not suitable for all investors.**

ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.776.5125, or visit proshares.com. These funds may have different tax implications and generate a K-1 tax form.

ProShares are distributed by SEI Investments Distribution Co., which is not affiliated with the sponsor. Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500®, S&P 500 VIX Short-Term Futures, and S&P 500 VIX Mid-Term Futures are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by ProShares. "VIX®" is a trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and CBOE has agreed that S&P may use the "VIX®" trademark in the names of the Indexes as licensed to ProShares. ProShares are not sponsored, endorsed, sold or promoted by S&P or its affiliates or CBOE, and S&P and its affiliates and CBOE make no representation, warranty or condition regarding the advisability of buying, selling or holding shares in ProShares.
© 2010 PCM 2010-4980